Jason H. Scott	jscott@mcguirewoods.com
Direct: 704.373.8862	Direct Fax: 704.353.6181

April 21, 2006

Mr. H. Roger Schwall
Assistant Director
Division of Corporation Finance
Mail Stop 7010
Washington, D.C. 20549-7010

Re:	Gran Tierra Energy Inc. (the “Company”)
Registration Statement on Form SB-2
Filed March 10, 2006
File No. 333-132352

Form 10-KSB for the fiscal year ended December 31, 2005
Filed March 10, 2006
File No. 333-111656

Dear Mr. Schwall:

This is in response to your comment letter of April 7, 2006 to Dana Coffield with respect to the above-referenced filings. The Company is simultaneously filing Amendment No. 1 to Registration Statement No. 333-132352 and Amendment No. 1 to the Annual Report on Form 10-KSB for the period ended December 31, 2005.

We have set forth below the comments in your letter of April 7, 2006 in italics with the Company’s responses to each.

General

1.
You will expedite the review process if you address each portion of every numbered comment that appears in this letter. Provide complete responses and, where disclosure has changed, indicate precisely where in the marked version of the amendment you file we will find your responsive changes. Similarly, to minimize the likelihood that we will reissue comments, please make corresponding changes where applicable throughout your document. For example, we might comment on one section or example, but our silence on similar or related disclosure elsewhere does not relieve you of the need to make appropriate revisions elsewhere as appropriate.

RESPONSE: We have addressed each of your comments in the letter below and in our filed amendments to our registration statement on Form SB-2/A and annual report on Form 10-KSB/A. We have indicated in this letter where our responsive changes appear in the marked versions of our SB-2/A and 10-KSB/A. All corresponding changes have been addressed throughout the documents.

April 21, 2006

Cover Page of the Prospectus

2.	Please highlight the reference to the risk factors discussion later in the prospectus by prominent type or in another manner.

RESPONSE: The type size has been increased and has been put in bold text on the cover page of the prospectus.

Summary

Our Company, page 1

3.
Please briefly describe the recent reverse takeover and provide the more detailed description in the Business section of the prospectus. The Summary section should provide a brief overview of the key aspects of the filing, and does not need to contain the detailed information set forth in the prospectus. Please refer to 503(a) of Regulation S-B.

RESPONSE: We have briefly set forth certain information regarding the reverse takeover in the Prospectus Summary beginning on page 1 of the SB-2/A. A more extensive description of the transaction and the Company’s business is set forth in the Business section of the prospectus, beginning on pages 34, 38 and 39.

Goldstrike, page 2

4.
You state that immediately following the share exchange, Goldstrike disposed of its mineral claims. We also note the risk factor regarding your prior business that you have on page 8, and exhibits 10.5 and 10.11 that you have filed to the registration statement. Please provide a brief discussion of the terms of the split-off in the Business section of the prospectus.

RESPONSE: We have included a paragraph regarding the Prior Goldstrike Business in the Business section of the prospectus, beginning on page 39 and on page 6 of the Form 10-KSB/A

Recent Developments, page 2

5.	Please update your disclosure regarding the loan that Goldstrike provided to Gran Tierra Canada to indicate the terms of the loan and whether it has been paid off.

RESPONSE: We have updated our disclosure on page 2 of the prospectus regarding the loan that Goldstrike provided to Gran Tierra Canada to indicate that upon the consolidation of the companies, the loan became intercompany debt and will be extinguished.

April 21, 2006

6.	Please provide us with copies of all of the documents relating to the private placements that closed on September 1, 2005, October 7, 2005, October 27, 2005, and February 2, 2006.

RESPONSE: Enclosed herewith please find copies of private placement memorandum, Canadian offering memorandum, a form of investor questionnaire, forms of registration rights agreements and forms of subscription agreements relating to such private placement.

Risk Factors

General

7.	We note that you have a going concern risk. Please add a separate risk factor that addresses your ability to continue to operate as a going concern.

RESPONSE: We have included a going concern risk factor on page 8 of the prospectus.

Penalties We May Incur..., page 11

8.	This risk factor is very general and could apply to any company in your industry, Please revise this risk factor to clarify how it impacts your business and operations specifically.

RESPONSE: We have modified the risk factor relating to penalties we may incur on page 11 of the prospectus.

Our Business Will Suffer if We Cannot Obtain…., page 13

9.
This risk factor is very general and could apply to any company in your industry. Please revise to make it specific to your business. For example, you state that your operations will require licenses and permits, and in some cases renewals, from governmental authorities. Please discuss the requirements for these licenses and permits, whether you have obtained any permits or licenses or the status of your pending applications.

RESPONSE: We have modified the risk factor relating to licenses and permits required to conduct business on page 13 of the prospectus.

Foreign Currency Exchange Rate Fluctuations..., page 13

10.
You state that there may be restrictions on expatriating proceeds and/or adverse tax consequences associated with holding local operations. Please provide more information on the impact that these events could have on your operations. Please also indicate whether there are, at this time, any such restrictions or tax consequences.

RESPONSE: We have modified the risk factor relating to foreign currency exchange rate fluctuations and have separated that risk factor into two risk factors beginning on page 13 of the prospectus.

April 21, 2006

Selling Stockholders, page 17

11.
In the footnotes to this table, please identify the natural persons with power to vote or to dispose of the securities offered for resale by all of the entities listed as selling shareholders. See Interpretation No. 4S of the Regulation S-K section of the Division of Corporation Finance’s March 1999 Supplement to the Manual of Publicly Available Telephone Interpretations.

RESPONSE: In the footnotes to the Selling Stockholder table, we have identified the natural persons with the power to vote and dispose of the shares being registered.

Market for Common Equity and Related Stockholder Matters

Equity Compensation Plan, page 27

12.
Explain to us why the warrants issued to investors in the private placements in September, October and December, 2005 are listed on the table under “Equity compensation plans not approved by security holders.”

RESPONSE: Under Item 201(d) of Regulation S-B, the table on page 27 of the prospectus should not have included the warrants issued to investors in the private placements in September, October and December, 2005. These warrants were not issued pursuant to a "compensation plan," as such term is used in Item 201(d) or the Instructions thereto. We have amended page 27 of the prospectus to delete the references to these warrants. The corresponding change has been made on pages 13 and 64 of the Form 10-KSB/A.

Management’s Discussion and Analysis

Overview, page 28

13.
We note your auditor’s report includes an explanatory paragraph indicating there is substantial doubt about your ability to continue as a going concern. Please disclose specifically within MD&A that there is substantial doubt about your ability to continue as a going concern. Discuss the pertinent conditions and events that give rise to this assessment, the possible effects of such conditions and events and management’s plans to circumvent such conditions and events. Please refer to Section 607.02 of the Financial Reporting Codification for additional guidance.

RESPONSE: We have added specific disclosure relating to the Company’s ability to continue as a going concern in the MD&A section of the prospectus on page 28 and in the MD&A section of the Form 10-KSB/A on page 14.

April 21, 2006

14.
You state that your gross revenues were negatively impacted by extraordinary weather conditions in North Argentina, which reduced deliveries in November and December. Please add a risk factor that discusses the impact that severe weather may have on your operations.

RESPONSE: We have added the risk factor “Drilling oil and gas wells could be hindered by hurricanes, earthquakes and other weather-related operating risks” on page 10 of the prospectus.

15.
Please provide a discussion of your plan of operations for the next twelve months. For example, we note that on page 42 you state that you will be assessing the production potential of the Nacatimbay field, including opportunities to extend production.

RESPONSE: We have added a Plan of Operations section in the MD&A section of the prospectus on page 28 and in the MD&A section of the Form 10-KSB/A on page 14.

16.
We note you filed Form 8-Ks on February 22, 2006 and March 2, 2006 to announce that you entered into agreements to acquire interests in certain properties. Please discuss the announced acquisitions of (a) a 50% interest in the El Vinalar Block in the Noroeste Basin of Argentina and (b) participation interests in eight properties owned by Compania General de Combustibles S.A. in northern Argentina. Specifically, please discuss the terms of these agreements, how you intend to fund the acquisitions, and how you anticipate these interests will impact your future results of operations and cash flows. Finally, tell us the reasons you decided against disclosing these agreements to acquire property interests as subsequent events within your financial statements. If required by Item 601(10)(C) of Regulation S-B, please also file the acquisition agreements as exhibits.

RESPONSE: The Company’s acquisition of participation interests in eight properties owned by CGC, announced on February 22, 2006 is not considered probable at this time. The Company has entered into an agreement with CGC that is dependent on several conditions, including the waiving of rights of first refusal among partners of CGC for the principal properties, and the successful conclusion of financing for the transaction. CGC and the Company have not provided notice to the partners of CGC that they have a right of first refusal in connection with the Company’s contemplated acquisition. Negotiations are occurring to extend the closing of the transaction, beyond April 30, 2006.

If completed the CGC property acquisition would increase production by approximately 670 bbl per day of oil production (net after royalties of 12%) and approximately 7.5 million cubic feet of gas per day (net after royalty of 12%).

The Company’s acquisition and farm-in agreement to acquire a 50% interest in the El Vinalar block involves a cash payment of $950,000 plus a commitment to spend up to $2.7 million of the costs of a planned well. Closing of this acquisition is subject to several conditions, including the successful conclusion of financing. Negotiations are occurring to extend the closing of the transaction beyond April 30 2006. The Company does not believe this transaction is probable at this time.

For these reasons, the Company has not disclosed these matters as subsequent events in its financial statements.

April 21, 2006

Operating Expenses, page 29

17.	Please spell out the acronym DD&A.

RESPONSE: We have spelled out the acronym DD&A on page 29 of the prospectus and page 15 of the Form 10-KSB/A.

Liquidity and Capital Resources

Liquidity, page 29

18.
Please discuss the existence and timing of capital expenditures and other known and reasonably likely cash requirements for the next twelve months, and expected sources of funding. Please refer to section 501.13 of the Financial Reporting Codification for more information.

RESPONSE: We have added specific disclosure relating to the Company’s existence and timing of capital expenditures, likely cash requirements and expected sources of funding in the MD&A section of the prospectus on page 29 and in the MD&A section of the Form 10-KSB/A on page 16.

19.
In regard to your cash requirements, you indicate that you believe that your current operations can be maintained from existing cash flow and cash on hand barring unforeseen events or a severe downturn in oil and gas prices. Also, in Note 1 to the Financial Statements you state that you expect to incur substantial expenditures to further your capital investment programs. Please specify exactly how long your current cash on hand is expected to last and when you anticipate having to obtain more funding. We note that you state on page 30 that you are currently involved in financing initiatives. Please provide more information on those initiatives.

RESPONSE: The Company is currently pursuing financing in order to support the announced, potential acquisition agreements. All offers made by Gran Tierra are conditional upon successful completion of financing. There is no guarantee that the Company will be successful in its plan to raise additional capital and/or obtain the properties on which it has made an offer. If the Company cannot successfully implement its financing initiatives, it will be unable to close the announced acquisitions. The current cash on hand is expected to last until the end of 2006, which has been disclosed on page 29 of the prospectus and page 16 of the Form 10-KSB/A.

20.
Please describe to whom and when the $400,000 of restricted cash on your balance sheet is payable. Please also discuss if you have commitments to set aside additional amounts of restricted cash to fund future cash calls. Please add a risk factor, if necessary, to discuss risks if you are unable to fund cash calls of any joint venture.

RESPONSE: We have described to whom and when the $400,000 of restricted cash is payable on page 29 of the prospectus and page 16 of the Form 10-KSB/A, and we have included a risk factor relating to cash requirements of joint ventures on page 7 of the prospectus.

April 21, 2006

Critical Accounting- Estimates

Oil and Gas Accounting -Impairments, page 31

21.
You indicate that you must assess estimated discounted future cash flows to determine if properties are impaired and that these estimates requires assumptions about reserves. You further state that the relationship between the reserves estimate and the estimated discounted cash flows is complex. Please provide a brief discussion of why this relationship is complex and identify the factors and assumptions that go into making a determination of impairment. Please refer to Section 501.14 of the Financial Reporting Codification for more information.

RESPONSE: We have added specific disclosure relating to reserve estimates and estimated discounted cash in the Critical Accounting Estimate section of the prospectus on page 31 and in the Critical Accounting Estimate section of the Form 10-KSB/A on page 18.

Business

The Argentina Acquisitions, page 38

22.
You indicate that Compania General de Combustibles S.A. (CGC) is a partner in all three Argentina properties. Please state whether your pending acquisition of interests of CGC include any of these properties. If so, please discuss how the acquisition would affect your operations.

RESPONSE: We have removed all disclosures relating to the Company’s potential acquisition of CGC on page 38 of the prospectus and on page 6 of the Form 10-KSB/A.

Markets and Competition, page 39

23.
You state that the Palmar Largo oil is shipped by pipeline and truck to a nearby refinery and that prices are defined by a multiyear contract. Since these are your principal customers and suppliers, please file the contracts that you have with the pipeline, trucking company and refinery as exhibits. Please refer to Item 601 (10) (B) of regulation S-B. Please also add risk factors that discuss the risks to you if you, the pipeline, trucking company or refinery are unable to fulfill each of your respective obligations under the contracts. We note, for instance, that your gross revenues decreased in November and December due to reduced deliveries because of bad weather.

RESPONSE: We have filed the marketing contract and refinery contract as exhibits to the Form SB-2 and our Form 10-KSB/A. In addition, we have added disclosure relating to the risk of relying upon a principal trucking company to the risk factor “We May Have Difficulty Distributing Our Production…” on page 10 of the prospectus, and we have added the risk factor “Our Oil Sales Will Depend on a Relatively Small Group of Customers, Which Could Adversely Affect Our Financial Results” on page 10 of the prospectus.

April 21, 2006

Environmental Compliance, page 40

24.	Please provide your costs of compliance with environmental laws.

RESPONSE: The Company’s cost of compliance with environmental laws totaled $6,559 in 2005, and we have added that disclosure on page 40 of the prospectus and on page 7 of the Form 10-KSB/A.

Employees, page 40

25.	Please update your disclosure in this section to February 28, 2006. We note that on page 36 you provide this updated information.

RESPONSE: We have updated the disclosure on page 40 of the prospectus to reflect the number of employees on February 28, 2006.

Additional information, page 40

26.
Please revise your disclosure in this section to indicate that you are required to file annual reports, quarterly reports and other reports, as that will be your status when the registration statement goes effective.

RESPONSE: We have revised the disclosure on page 40 of the prospectus and page 8 of the Form 10-KSB/A, to indicate that the Company is required to file annual reports, quarterly reports, and other reports pursuant to the requirements of the Securities Exchange Act of 1934, as amended, and the rules of the Commission promulgated thereunder.

Description of Property, page 41

27.	Please file as an exhibit the consent of Gaffney, Cline and Associates to be named as experts in the registration statement.

RESPONSE: We have filed the consent of Gaffney, Cline and Associates as Exhibit 23.4 to the Form SB-2/A.

Legal Proceedings, page 44

28.	Please revise your statements in this section to provide the disclosure, if applicable, required by Item 103 of Regulation S-B. Please also refer to the Instructions to this Item.

RESPONSE: The Company is not party to any legal proceeding or action, or threatened legal proceeding or action, which is required to be disclosed under Item 103 of Regulation S-B. We have revised the language on page 44 of the prospectus and page 11 of the Form 10-KSB/A to more closely track the language of Item 103 of Regulation SB.

April 21, 2006

Directors, Executive Officers, Promoters and Control Persons

Board Committees, page 47

29.	Please delete the fourth sentence of the third paragraph of this section.

RESPONSE: The fourth sentence of the third paragraph has been deleted on page 47 of the prospectus.

Security Ownership of Certain Beneficial Owners and Management, page 49

30.	Please add to footnote 8 the identity of the natural person who has voting authority for the stock owned by Bank Sal. Oppenheim Jr. & Cie. (Switzerland) Ltd.

RESPONSE: The identity of persons having voting authority for the stock owned by Bank Sal. Oppenheim Jr. & Cie. (Switzerland) Ltd. has been added to footnote 8 on page 49.

Executive Compensation

Director’s Compensation, page 51

31.
We note your disclosure that there are currently no compensation arrangements in place for the board of directors. However, we note that on page 59 you state that options were issued to your directors. In addition, we note that under section 4 of your 2005 Equity Incentive Plan, outside Directors are eligible to receive awards. Please advise or revise.

RESPONSE: Under the Company’s 2005 Equity Incentive Plan, outside directors of the Company are eligible to receive awards, but no such awards have been granted to date, and no obligations are in place for making any awards under the 2005 Equity Incentive Plan to any outside director. The statement on page 59 of the prospectus regarding certain options issued to directors was a statement relating to the employee directors of the Company who have received awards under the 2005 Equity Incentive Plan, and did not relate to the outside directors who are eligible to participate, as they have not been granted any awards under the 2005 Equity Incentive Plan.

Under Item 402(f) of Regulation S-B, the compensation arrangements with respect to directors that must be disclosed include "standard arrangements, stating amounts, pursuant to which directors of the registrant are compensated for any services provided as a director" and "any other arrangements pursuant to which any director of the registrant was compensated during the registrant's last completed fiscal year for any service provided as a director." Since none of such standard arrangements were in place, and since none of the Company’s non-employee directors received any compensation for their services as directors during the last completed fiscal year, we concluded that there were no compensation arrangements in place for non-employee members of the Company’s board of directors.

April 21, 2006

However, we amended the disclosure on page 51 of the prospectus to specify that no compensation arrangements are in place for non-employee directors, and that compensation arrangements for employee directors are described in the prior section of the prospectus. We have also indicated on page 59 of the prospectus that the options were granted to employee directors.

2005 Equity Incentive Plan

Summary, page 51

32.
We note that your discussion of the terms of your 2005 Equity Incentive Plan includes provisions that do not appear to be set forth in the plan document you filed as an exhibit to the registration statement. For example, you discuss Restricted Stock Units, Performance Grants, and Stock Awards in the prospectus, but they do not seem to be provided for in the plan document. In addition, you discuss Stock Appreciation Rights as a stand alone award, but under the plan document it appears that they may only be issued in tandem with options. Finally, you discuss limits on the amount of shares and cash that may be awarded to participants during certain periods, but these limitations do not appear to be in the plan document. Conversely, you do not discuss in the prospectus certain features of the plan contained in the document, such as reload options. Please advise or revise.

RESPONSE: The description of the Company’s 2005 Equity Incentive Plan has been amended in the prospectus on pages 51 through 53 to conform to the terms of the 2005 Equity Incentive Plan adopted by the Company’s board of directors and approved by the Company’s stockholders.

33.	Please state the persons eligible to receive awards under the Plan.

RESPONSE: The persons who are eligible to receive awards under the 2005 Equity Incentive Plan (the "Plan") are disclosed on page 51 of the prospectus. Such persons include employees, outside directors, consultants and advisors. However, only employees and persons defined as "Affiliates" under the Plan are eligible to receive incentive stock options under the Plan. Also, any employee, outside director, consultant or advisor must be includable in the definition of "employee" provided in the general instructions to Form S-8.

Description of Securities

Special Voting Stock, page 58

34.
Please clarify that this stock is held by a trustee for the benefit of the beneficial owners of the exchangeable shares and that the trustee may only cast votes based on the instructions given it by each beneficial owner.

RESPONSE: We have revised the disclosure on page 57 of the prospectus and to clarify that the trustee may only cast votes based on the instructions given it by the beneficial owners.

April 21, 2006

Exchangeable Shares, page 58

35.
Please provide a brief description of the insolvency Exchange Rights and Automatic Exchange Rights of the holders of the exchangeable shares, in addition to any other special rights they have under the Voting Exchange and Support Agreement and the schedules thereto. In this regard we note that it appears that such holders also have the right to require the redemption of the exchangeable shares. Please also briefly describe the several rights that 1203647 Alberta Inc. and Gran Tiers have to acquire the exchangeable shares under the Voting Exchange and Support Agreement and the schedules thereto. Please file both Schedule A and Schedule B to the Voting Exchange and Support Agreement as exhibits.

RESPONSE: We have revised the disclosure on page 57 of the prospectus and provide a description of the Insolvency Exchange Rights and Automatic Exchange Rights of the holders of the exchangeable shares. In addition, we have filed Schedule A and Schedule B to the Voting Exchange and Support Agreement as exhibits to the Form SB-2/A and our Form 10-KSB/A.

Indemnification; Limitation on Liability, page 59

36.
Please add a brief description of the indemnity provisions contained in the executive officers’ employment agreements, and in the indemnity agreement filed as exhibit 10.10. Please also state who has signed such indemnity agreement(s).

RESPONSE: We have added specific disclosure relating the indemnity provisions contained in the indemnity agreement and employment agreements on page 58 of the prospectus.

Changes in and Disagreements with Accountants on Accounting and Financial

Disclosure, page 61

37.
We note that in conjunction with the reverse takeover, the registrant has effectively undergone a change in auditors, from Moen and Company to Deloitte & Touche. Please provide the information required by Item 304 of Regulation S-B as required by item 23 of Form SB-2. In addition, please file an Item 4.01, Form 8-K to announce the change in accountant. Indicate within the Form 8-K that you should have provided this information within four business days after the occurrence of the change in accountant.

RESPONSE: The Current Report on Form 8-K with the Item 4.01 information was filed with the Commission on April 19, 2006. We indicated in that Current Report on Form 8-K that we should have disclosed the information in the Current Report within four business days after the consummation of the reverse takeover transactions. We intend to file an amendment to the Current Report, on Form 8-K/A, because we have not been able to obtain from the Company’s former accountant a letter addressed to the Commission regarding the former accountant's agreement with the disclosures in the 8-K/A. The Company will file this 8-K/A as soon as practicable after obtaining this letter.

April 21, 2006

Recent Sales of Unregistered Securities, page II-2

38.
In regard to the private placement that occurred on December 14, 2005, it appears from the provisions of Section 2 of the Subscription Agreement that the offering may not have closed, since only 1,343,222 units were sold in that offering and the section 2 provides that closing will occur when 2.5 million units are sold. Please advise or revise. Please also file as an exhibit the Escrow Agreement referred to in section 2 of the Subscription Agreement.

RESPONSE: In the second private offering to accredited investors, the Company sold 2,593,222 units. On October 27, 2005, the Company sold 1,250,000 units to Standard Bank PLC, a single investor in the second offering. Although the Subscription Agreement in the second offering stated that the second offering would close upon the sale of 2,500,000 units, both the Company and Standard Bank PLC waived this condition and closed on the sale of 1,250,000 units in the second offering on October 27, 2005. Upon the Company’s receipt of subscriptions for additional units in the second offering, which raised the total subscriptions above 2.5 million units, on December 14, 2006, the Company closed on the remaining 1,343,222 units subscribed for in the second offering. We have revised the disclosures on pages 2 and II-2 of the SB-2/A in order to more explicitly reflect the timing of the closings on the second private offering.

39.
We note that you state that each of the three private offerings recently conducted by you were exempt from registration under section 4(2) of the Securities Act of 1933 or Rule 506 of Regulation D as the sales were made to only accredited investors. However, on page 16 you state that the securities were also sold to qualified institutional buyers as defined under rule 144A. Please revise or advise.

RESPONSE: The three private offerings were made only to accredited investors, and each of the investors which purchased units in the three private offerings represented to the Company the specific reason why it is an accredited investor. Several of the accredited investors are also qualified institutional buyers. We have revised the disclosures on pages 16 to reflect that the private offerings were made only to accredited investors.

Undertakings, page II-7

40.	Please provide the undertaking required by Item 512(g)(2).

RESPONSE: We have included the undertaking required by Item 512(g)(2) on page 11 - 7 of the registration statement.

April 21, 2006

Exhibit 5.1

41.
We note that counsel limits its opinion regarding the legality of the securities being registered to the laws of the states of New York and Delaware. However, it appears that the company is incorporated in Nevada. Please provide an opinion on the legality of the securities under Nevada law.

RESPONSE: We have filed an opinion of counsel as exhibit 5.1 to the Form SB-2/A, which opinion relates to the legality of the securities being offered under the laws of the state of Nevada.

Engineering Comments

Risk Factors

Risks Related to Our Business, page 4

42.	Include a risk factor that identifies the risks of ownership of non-operated properties and the impacts this may have on the company.

RESPONSE: We have added the risk factor “We are not the operator of our current joint ventures and…” on page 10 of the prospectus.

43.
Include a risk factor that explains that in the countries you operate in, natural gas prices tend to be materially lower than in North America where demand is strong and infrastructure well developed. Describe the effects this may have on your results.

RESPONSE: We have added the risk factor “Our foreign operations involve substantial costs and are…” on page 11 of the prospectus.

44.
Include a risk factor that explains that all of your operations are in Argentina and provide a short description of recent political and economic conditions and the country’s policies on the pricing, and export, of oil and natural gas. Describe how these conditions and policies along with currency exchange rates may affect your future results.

RESPONSE: We have added the risk factors “Negative economic, political and regulatory developments in…” on page 11 of the prospectus, “Foreign currency exchange rate fluctuations may…” on page 13 of the prospectus and “Exchange controls and new taxes could materially affect our…” on page 13 of the prospectus.

45.	Remove the mitigating language under the risk factor describing local legal, political and economic factors which are beyond your control.

RESPONSE: We have removed the mitigating language in the risk factor describing local, legal, political and economic factors on page 12 in response to the SEC’s comments.

April 21, 2006

Management’s Discussion and Analysis, page 28

46.
Describe if the oil that you produce has any unusual characteristics such as if it is heavy oil or contains high quantities of impurities such as sulfur or C02 that impact production cost or selling price.

RESPONSE: The oil that the Company produces in Argentina is light oil without high quantities of impurities. The gas produced by the Company contains a small amount of CO2, but not enough to impact production or selling price. We have added the above disclosure in the Plan of Operations section of the prospectus on page 28 and page 14 of the Form 10-KSB/A.

Results of Operations for 2005

Revenues, page 28

47.
You state that production before royalties averaged 336 barrels of liquids per day. Please limit your disclosure of production and reserves to only volumes that are net to your interest. Please revise throughout your document.

RESPONSE: The prospectus and the Form 10-KSB/A have been revised throughout both documents to reflect production and reserves that are net to the Company’s interest. These changes can be found on pages 28, 38, 41, 42 and 43 in the prospectus and pages 6, 9, 10, 11 and 24 in the Form 10-KSB/A.

48.
Reconcile for us the statement that production averaged 336 barrels of liquids per day and 561 Mcf of gas per day with the reserve table information on page F-19 which indicates oil and gas production was 40,922 barrels of oil and 68,422 Mcf in 2005. These quantities average out to 112 barrels per day and 185 Mcf of gas per day.

RESPONSE: The Company owned the properties for 122 days. The per day production numbers were calculated using 122 days, as the gross production quoted was also for 122 days. The total of 40,922 barrels divided by 122 days equals 336 barrels per day. The total of 68,422 Mcf divided by 122 days equals 561 mcf/day. These calculations are based on the numbers (before royalty) that were presented in the initial filings of the Form 10-KSB and the Form SB-2, which numbers are now reflected in the amendments to those documents on an after royalty basis.

Business

Industry Introduction, page 34

49.	Please remove the statement attributed to NYMEX futures exchange on future oil prices as one cannot predict future oil prices with reasonable certainty.

RESPONSE: We have removed the statement attributed to NYMEX futures exchange on future oil prices in the prospectus and the Form 10-KSB/A.

April 21, 2006

50.
Please revise the section beginning with “Production levels in a field can be maintained by more intensive drilling” to a more balanced statement that explains that maintaining production levels can only be done for a short period of time, only if it is economical do so and if more intensive drilling is allowed under the existing spacing rules for the field.

RESPONSE: We have revised the section beginning with “Production levels in a field can be maintained by more intensive drilling” to a more balanced statement on page 35 of the prospectus and page 3 of the Form 10-KSB/A.

Markets and Competitions, page 9

51.
Expand your disclosure to include Argentina’s policy on the exporting of oil and gas. Also, include disclosure about gas markets in Argentina and the price you receive in Argentina for your gas production.

RESPONSE: We have expanded the disclosure in the Markets and Competition section of the prospectus on page 39 and page 6 of the Form 10-KSB/A to include disclosure about gas markets in Argentina.

Description of Property

Reserves Summary, page 42

52.
Reconcile your statement that royalty is levied at 12% of gross production with the earlier disclosure under MD&A Overview that royalties paid for the year totaled $185,393 and net revenues were $1,059,297 for what appears to be 17.5% royalty payments.

RESPONSE: Royalties are 12% of gross production revenue less transportation costs. The figure of 17.5% is derived by taking royalties as a percentage of net revenue, which has had royalties deducted already. Furthermore, net revenue is based on sales, not production. Sales reflect actual deliveries of oil, which can be substantially different than production (as they were in 2005, when sales were delayed due to poor road conditions). Royalties can be reconciled to MD&A disclosure as follows:

Gross production Palmar Largo (330/day*122 days*37.80)	1,521,828
Gross production Nac. Condensate (6/day*122 days*37.58)	27,508
Gross production Nac. Gas (561/day*122 days*1.5)	102,663
Transportation Cost	(100,422)
Revenue base for royalty	1,551,577
12%	186,189
Royalties recorded	185,393
Difference	796
Percentage difference	0.40%

April 21, 2006

Form 10-KSB for the fiscal year ended December 31, 2005

Amend your Form 10-KSB in response to the following comments within ten business days of the date of this letter. Also, comply with these comments in the Form SB-2 as applicable.

Controls and Procedures

Evaluation of Disclosure Controls and Procedures, page 52

53.
We note you statement that you maintain disclosure controls and procedures that have been designed to ensure that information related to Gran Tierra is recorded, processed, summarized and reported on a timely basis. Please also confirm, if true, that the controls and procedures are designed to ensure that information required to be disclosed is accumulated and communicated to your management, including your principal executive and principal financial officers as appropriate to allow timely decisions regarding required disclosure.

RESPONSE: We have included specific disclosure regarding the design of the controls and procedures on page 52 of our Form 10-KSB/A.

Financial Statements, page 20

General

54.
We note you present audited financial statements of Gran Tierra Energy Inc. from the date of its incorporation, January 26, 2005 through December 31, 2005. You also present an audited schedule of revenues, royalties and operating costs corresponding to your 14% interest in the Palmar Largo joint venture for the eight month period ended August 31, 2005. Item 310(a) of Regulation S-B requires you to present financial statements for the two most recent fiscal years. Since Gran Tierra Energy Inc.’s operations were insignificant prior to the acquisition of the Argentina assets of Dong Won S.A. on September 1, 2005, you are required to present financial information for this predecessor covering periods prior to your existence.

As the Argentinean joint ventures appear to represent predecessor activity, as defined by Rule 405 of Regulation C, we believe you should present complete audited financial statements for these predecessor operations, covering the year ended December 31, 2004, and the period from January 1, 2005 through August 31, 2005, the date of your acquisition. To further clarify, we expect the financial statements you will present will not be limited to audited statements of revenues and direct expenses, and will include financial information for all the Argentinean assets and operations acquired.

RESPONSE: Gran Tierra Energy Inc. believes that the predecessor is the 14% interest in the Palmar Largo joint venture acquired by it on September 1, 2005 and accordingly has included audited schedules of revenues, royalties and operating expenses for the eight month period ended August 31, 2005 and for each of the years ended December 31, 2004 and 2003.

April 21, 2006

The Palmar Largo joint venture is unincorporated and does not have complete financial statements. The acquisition was therefore that of an interest in oil and gas properties, which is considered a business pursuant to SEC guidance, requiring that audited statements of revenues and direct expenses be provided. The historical results from the 14% interest of the Palmar Largo joint venture are useful to understand the future operations of Gran Tierra.

Consolidated Statements of Cash Flows, page 24

55.
Please separately report all major classes of operating cash flow reconciling items on the face of the statement of cash flows rather than netting all changes in the non-cash working capital accounts into a single line item.

RESPONSE: We have separately reported major classes of operating cash flow in the financial statements on page F-4 in the prospectus and in the financial statements included in the Form 10-KSB/A.

Report of Independent Registered Chartered Accountants, page 21

56.
We note that although you are incorporated in Nevada, your auditors are located in Vancouver, Canada. We believe that the audit report of a registrant (that is not a foreign private issuer) that is provided as prescribed under Article 2 of Regulation S-X, should ordinarily be rendered by an auditor licensed in the United States. Please tell us how you concluded that it was appropriate to have an audit report issued by an auditor licensed outside of the United States. In addition, since you appear to have significant assets and liabilities and operations located outside of Canada, tell us where the majority of the audit work was conducted; explain where management and the accounting records are located; and indicate whether another accounting firm was involved in completing the audit. If you require further guidance or clarification of our position on this subject, you may refer to Section SK of “International Reporting and Disclosure Issues in the Division of Corporation Finance” located on our website at the following address:

http://www.sec.gov/divisions/corpfin/internatl/cfrdissues1104.htm#P442_69217

RESPONSE: Gran Tierra Energy, Inc., is a Nevada-incorporated holding company, and operates through its subsidiaries. The head office is located in Calgary, Canada, and has a subsidiary with oil and gas operations in Argentina.

The majority of Gran Tierra Energy Inc.’s assets are located outside the United States, the majority of Gran Tierra Energy Inc.’s revenues are generated through sales outside the United States and the majority of its personnel are located outside the United States. The majority of Gran Tierra Energy Inc.’s assets and personnel are located in Calgary, Canada, including the investment in its Argentine subsidiary which is a wholly-owned subsidiary of the Canadian company. The executive officers are located in Calgary, Canada and these are the individuals who interact with the auditors. In addition, the majority of the accounting records and accounting personnel are located in Calgary Canada.

April 21, 2006

Because a majority of its assets, revenues and operations are located outside the United States, a majority of Gran Tierra Energy Inc.’s audit work is conducted outside the United States.

In addition to the foregoing, and in employing an auditor located in Calgary, Canada, the Corporation also considered the location of the accounting records and key executive personnel. The Company places reliance upon the Calgary based auditor’s relationship with Deloitte & Touche in Argentina. There were no other accounting firms involved in the 2005 audit.

To Gran Tierra Energy Inc.’s knowledge, Deloitte & Touche LLP’s Calgary office is subject to the same quality controls as described in Section IV.C. of the Staff’s October 1, 2003 International Reporting and Disclosure Issues publication.

Given the Company’s structure as set out above and the Calgary based auditor’s use of U.S. based accounting and auditing resources as appropriate, the Company has concluded that the auditor’s location in Calgary is appropriate.

Note 1 - Description of Business and Going Concern, page 26

57.
We note your disclosure in which you explain that the transaction between Goldstrike, Inc. and Gran Tierra Energy, Inc. was accounted for as a reverse takeover, identifying Gran Tierra Energy Inc. as the accounting acquirer, and Goldstrike, Inc. as the target entity for financial reporting purposes. Please clarify within your disclosure which entity retained or received the larger portion of the voting rights in the combined corporation. If the shareholders of Gran Tierra Energy Inc. immediately before the transaction did not hold the majority of the voting rights of the combined corporation subsequent to the share exchange, submit support for your treatment of this transaction as a reverse takeover.

RESPONSE: Gran Tierra Canada shareholders, as a group, immediately before the transaction held the majority of the voting rights of the combined corporation subsequent to the share exchange and such disclosure has been added to Footnote 1 to the Financial Statements included in the prospectus and the Form 10-KSB/A.

58.
We note your disclosure in which you state Goldstrike Exchange Co. acquired the remaining shares of Gran Tierra Canada outstanding after the initial share exchange for shares of common stock of Gram Tierra Energy Inc. using the same exchange ratio used in the initial exchange transaction. As the acquisition of a minority interest is ordinarily accounted for under the purchase method, please modify your disclosure to clarify whether or not you applied the guidance of SFAS 141 to account for the acquisition of the remaining shares of Gran Tierra Canada. If you have not, describe the methodology applied, and the reasons you believe this accounting is appropriate.

RESPONSE: The reverse merger transaction and the purchase of the remaining shares of Gran Tierra Canada occurred contemporaneously. Also, Goldstrike Exchange Co is a wholly owned subsidiary of Gran Tierra Energy Inc., therefore there is no minority interest to account over time, or on a consolidated basis.

April 21, 2006

Note 2 - Significant Accounting Policies, page 27

Inventory, page 28

59.	Disclose your method of determining the cost of inventory as required by paragraph 9 of Chapter 3A of ARB 43.

RESPONSE: The Company’s method of determining cost inventory is to value inventory at the lower of cost or market value. We have revised Note 2 of the Company's financial statements on page 28 of the Form 10-KSB/A and page F-8 of the prospectus to reflect the requirements of Paragraph 9 of Chapter 3 of ARB 43.

Revenue Recognition, page 30

60.	Disclose your method of accounting for gas imbalances as well as the amount of any imbalance in terms of unit and value as required by EITF 90-22.

RESPONSE: The Company does not have any gas imbalances.

Note 3 -Capital Assets, page 33

61.	Please disclose the nature of the costs you have capitalized and classified as “Material and supplies,” so that it is clear why you have not begun to depreciate this capital asset.

RESPONSE: The “Materials and supplies” referenced above are inventory items that will be used in operations at the Palmar Largo oil fields. The materials and supplies are classified as capital assets because they will be used for oil and gas production; however, such inventory and supplies are not depreciated because they have not yet been used. Such disclosure has been made on page 33 of the Form 10-KSB/A and page F-13 of the prospectus.

Note 4 - Share Capital, page 34

Warrants, page 34

62.
We note through a series of private placements you raised proceeds through the issuance of units with each unit consisting one share of common stock and one warrant. We further note the shares of common stock and warrants carry registration rights. SFAS 133 and EITF 00-19 contain guidance regarding the classification and measurement of warrants as well as instruments with embedded conversion features. Please submit the analyses that you performed, considering this guidance, in determining the appropriate accounting for the warrants you have issued. If you require further clarification, you may refer to Section II.B of Current Accounting and Disclosure Issues, located on our website at the following address:

http://www.sec.gov/divisions/corpfin/acctdis120105.pdf

April 21, 2006

RESPONSE: As described in paragraph 9 of SFAS 133, a contract fits the description of a net settlement if its settlement provisions meet one of three criteria:

a)
Neither party is required to deliver an asset that is associated with the underlying or that has a principal amount, stated amount, face value, number of shares, or other denomination that is equal to the notional amount (or the notional amount plus a premium or minus a discount). This does not apply, as the Company is required to deliver shares if warrants are exercised.

b)
One of the parties is required to deliver an asset of the type described in paragraph 9(a), but there is a market mechanism that facilitates net settlement. This does not apply, as the Company’s warrants are not currently tradeable.

c)
One of the parties is required to deliver an asset of the type described in paragraph 9(a), but that asset is readily convertible to cash or is itself a derivative instrument. This does not apply as the asset can only be realized in common shares.

These warrants can not be net settled.

Paragraph 6 of SFAS 133 states that a derivative instrument is a financial instrument or other contract with all three of the following characteristics:

a) It has one or more underlyings and one or more notional amounts or payment provisions or both. Those terms determine the amount of the settlement or settlements, and, in some cases, whether or not a settlement is required. This applies to the Company’s warrants.

b) It requires no initial net investment or an initial net investment that is smaller than would be required for other types of contracts that would be expected to have a similar response to changes in market factors. This applies to the Company’s warrants.

c) Its terms require or permit net settlement, it can readily be settled net by a means outside the contract, or provides for delivery of an asset that puts the recipient in a position not substantially different from net settlement. This does not apply according to the definition of net settlement in Paragraph 9 (above). Furthermore, the Company’s warrants cannot be settled outside the contract and provide only for the deliver of common shares.

As stated in Paragraph 10 of SFAS 133, notwithstanding the conditions in paragraphs 6-9, the following contracts are not subject to the requirements of this Statement:

a) “Regular-way” securities trades. Regular-way security trades are contracts with no net settlement provision and no market mechanism to facilitate net settlement (as described in paragraphs 9(a) and 9(b)). They provide for delivery of a security within the time generally established by regulations or conventions in the marketplace or exchange in which the transaction is being executed. This situation describes the Company’s warrants.

As described in Section II.B. of Current Accounting and Disclosure Issues, if the warrant does not meet the definition of a derivative under SFAS 133, it must be evaluated under EITF 00-19 to determine whether the instrument should be accounted for as a liability or an equity instrument.

April 21, 2006

Paragraph 8 of the EITF states that unless the economic substance indicates otherwise, contracts would be initially classified as equity or as either assets or liabilities, in the following situation:

Equity

▪	Contracts that require physical settlement or net-share settlement. This describes the Company’s warrants.

▪
Contracts that give the company a choice of net-cash settlement or settlement in its own shares (physical settlement or net-share settlement), assuming that all the criteria set forth in paragraphs 12-32 have been met. Not applicable. Only settlement in shares is permissible.

Assets or liabilities

▪	Contracts that require net-cash settlement (including a requirement to net cash settle the contract if an event occurs and if that event is outside the control of the company). Not applicable.

▪	Contracts that give the counterparty a choice of net-cash settlement or settlement in shares (physical settlement or net-share settlement). Not applicable.

Accordingly, the Company has accounted for the warrants as equity.

Note 5 - Asset Retirement Obligations, page 36

63.
Tell us why you have recorded no accretion for the asset retirement obligation. As indicated in paragraph 13 of SFAS 143, in periods subsequent to the initial measurement date, you are required to recognize changes in the asset retirement obligation resulting from the passage of time.

RESPONSE: We agree that accretion expense should be recorded on the income statement; however, accretion expense was immaterial for the 4 months the Company owned its operating properties in 2005. Accretion will be recorded in future financial statements.

Note 6 -- Income Taxes, page 36

64.
We note your disclosure in which you state the deterred tax assets relates to your activities in Argentina. Please disclose in further detail the components of this deferred tax asset balance as required by paragraph 43 of SFAS 109.

RESPONSE: We advise that the components of the deferred tax asset balance are disclosed according to paragraph 43 of SFAS 109. The balance that remains after the valuation allowance is the deferred tax asset that relates directly to the operating loss carry forward.

April 21, 2006

65.	Disclose the expiration date of your operating loss carry forwards as required by paragraph 48 of SFAS 109.

RESPONSE: The entire operating loss expires December 31, 2010 and has been so indicated in Footnote 6 to the Financial Statements included in the prospectus and the Form 10-KSB/A.

Oil and Gas Producing Activities, page 39

C. Costs Incurred - Period Ended December 31, 2005, page 40

66.
The amounts presented in the “Asset retirement costs” line item should be attributed to the assets to which the corresponding asset retirement liability relates to comply with the guidance in paragraph 11 of SFAS 143. As there is no provision for this line item in paragraph 21 and Illustration 2 of SFAS 69, we believe you should revise your presentation accordingly. Similarly, it appears you should re-label the line item “Loans Incurred.” For further clarification you may refer to our February 2004 industry letter, located on our website at the following address:

http://www.sec.gov/divisions/corpfin/guidance/oilgasletter.htm

RESPONSE: We believe we have presented asset retirement costs in accordance with the guidance provided in the Sample Letter Sent to Oil and Gas Producers dated February 24, 2004 which states that, in relation to paragraphs 21 - 23 of Statement of Financial Accounting Standard 69, “. . . the Costs Incurred disclosures in a given period should include asset retirement costs capitalized during the year . . .” There is no discussion that such costs should be disclosed as anything other than asset retirement costs.

By copy of this letter, we are forwarding six marked copies of Amendment No. 1 to the Registration Statement on Form SB-2 to Donna Levy of your office. If you have any questions, please contact me at (704) 373-8862 or Louis Zehil at (212) 548-2138.

Sincerely,

/s/ Jason H. Scott

cc:	Jenifer Gallagher Karl Hiller Jim Murphy Donna Levy